UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

In addition to the partial execution of the share capital reduction resolution adopted by the Ordinary General Shareholders’ Meeting of BBVA held on 18 March 2022, under item seven of its agenda, which was communicated as other relevant information on 15 June 2022, notice is hereby given of an additional partial execution of the share capital reduction resolution mentioned above through the reduction of BBVA’s share capital in a nominal amount of 174,710,139.94 euros, and the consequent cancellation of 356,551,306 own shares of 0.49 euros par value each held by the Company as treasury shares.

The own shares subject to the cancellation were acquired derivatively by the Company in execution of the first and second segment of the second tranche of the program scheme for the repurchase of own shares, which was the subject of the inside information communication dated 3 February 2022. The completion of the first and second segments of the second tranche of the program scheme for the repurchase of own shares was communicated by BBVA as other relevant information on 16 May 2022 and 19 August 2022, respectively.

Following the cancellation of the 356,551,306 own shares with a par value of 174,710,139.94 euros, BBVA’s share capital has been set at 2,954,757,116.36 euros, represented by 6, 030,116,564 shares with a par value of 0.49 euros each.

This capital reduction does not entail the return of contributions, since the Company itself is the owner of the redeemed shares, and is charged to unrestricted reserves, through the allocation of the reserve for redeemed capital for an amount equal to the par value of the redeemed shares, which can only be used under the same conditions as those required for the reduction of the share capital, in application of the provisions of Article 335 c) of the Spanish Companies Act. Consequently, the Company’s creditors will not have the right of opposition referred to in Article 334 of the Spanish Companies Act.

Likewise, notice is hereby given that BBVA will request the delisting of the redeemed shares from the relevant Stock Exchanges and the cancellation of the redeemed shares in the accounting records of “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (Sociedad Unipersonal) (IBERCLEAR).

Madrid, 30 September 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: September 30, 2022
By: /s/ Jose Maria Caballero Cobacho

Name: Jose Maria Caballero Cobacho
Title: Assets and Liabilities Management Director